                                  SCHEDULE 13D
                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                         ACCESS SOLUTIONS INTERNATIONAL
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)



                                    004317103
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                                 (CUSIP Number)

                             Lawrence M. Elkus, ESQ
                     30833 Northwestern Highway, Suite 204
                          Farmington Hills, MI  48334
                                  248-539-3232
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 6, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                         13D                        PAGE    OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

David J. Capraro, Trustee of the David J. Capraro Living Trust U/A/D 3-31-00
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    390,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    None
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    390,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    390,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.84%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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
ITEM 1. SECURITY AND ISSUER

   The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of Access Solutions International Inc. (the "Issuer") a Delaware corporation. The address of the Issuer's executive office is located at 650 Ten Rod Road, North Kingstown, Rhode Island 02852.

ITEM 2. IDENTITY AND BACKGROUND
   (a) David J. Capraro is the trustee of the David J. Capraro Living Trust U/A/D 3-31-00.
   (b)  His address is 1682 Graefield, Birmingham, Michigan  48009.
   (c)  Principal occupation is insurance agent and investor
   (d) During the last five years, David J. Capraro has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) During the last five years, David J. Capraro has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decrees or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation of such laws.
   (f)  David J. Capraro is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of funds used to purchase the securities was Mr. Capraro's personal savings. There was no borrowing involved in the acquisition of his shares.

ITEM 4. PURPOSE OF TRANSACTION
         The purpose of the acquisition of securities of the issuer is for investment purposes. Accordingly, there are no plans or proposals which the reporting person has that would result in:

         (a) the acquisition of additional securities of the issuer or disposal of securities of the issuer, however and except, David J. Capraro may decide to acquire additional securities or dispose of some or all of his securities depending upon the securities increase or decrease in the price reflected on the stock market;
         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
         (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
         (d) any change in the present board of directors or management of the issuer;
         (e) any material change in the present capitalization or dividend policy of the issuer;
         (f) any other material change in the issuer's business or corporate structure;
         (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
         (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 is 390,000 shares consisting of approximately 9.84% of the 3,963,940 securities outstanding.
         (b) David J. Capraro has 390,000 shares which he has sole power to vote or direct the vote, no shares which he has shared power to vote or direct the vote, has 390,000 shares which he has sole power to dispose or direct the disposition, and no shares which he has shared power to dispose or direct the disposition.






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         (c) The description of any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less by David J. Capraro, the reporting person is attached as Exhibit A (trading purchases and sales of the issuer during the past 60 days including date, amount of securities involved, price per share and how and where the transaction was effected).
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.
         (e) N/A [the date the reporting person cease to be the beneficial owner of more than five percent of the class of securities].

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A - (trading purchases and sales of the issuer during the past 60 days including date, amount of securities involved, price per share and how and where the transaction was effected)



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Date: June 14, 2001

                                     /s/ David J. Capraro
                                     ------------------------------------------.
                                     David J. Capraro is the trustee of the
                                     David J. Capraro Living Trust U/A/D 3-31-00




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                                    EXHIBIT A
                                  SCHEDULE 13D
  DAVID J. CAPRARO, TRUSTEE OF THE DAVID J. CAPRARO LIVING TRUST U/D/A 3-31-00
             Date of Event that Requires filing: June 6, 2001

                                 Number of             Price per        Where and How
         Date of                   Shares                Share         Transaction was
       Transaction               Purchased                                Affected
    1.   6/6/01                   25,000                $0.195            open market


